

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. Cary L. Chilin
Chairman, President and Chief Executive Officer
UNICO American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364

Re: UNICO American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 22, 2010
File No. 000-03978

Dear Mr. Chilin:

We have reviewed your June 8, 2010 and May 17, 2010 responses to our May 28, 2010 and May 3, 2010 letters and have the following comments.

Please respond to these comments within 10 business days by amending your Form 10-K for the year ended December 31, 2009 or tell us when you will provide us with a response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

We may have further comments after reviewing your amended filing and response to our comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please include the disclosures proposed in your May 17, 2010 letter, as applicable, and those in response to the below comments in your amended Form 10-K. In addition, please file a copy of your Money Purchase Plan as an exhibit to your amended Form 10-K consistent with your May 17th response to comment six.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Losses and Loss Adjustment Expenses, page 36

2. Please refer to prior comment five. You assert that there were no changes in the key assumptions used in your estimate of future loss and loss adjustment expense payments. However, on page 37, you appear to indicate that the expected loss and loss adjustment

expense ratio assumption was changed and that estimated costs were adjusted as actual costs emerged in 2009. Please explain this apparent inconsistency. Further, as it appears that you have experienced favorable development (i.e. cumulative redundancies) beginning in 2002 through 2009, disclose the factors that you considered in concluding that no changes in the key assumptions were warranted in arriving at your reserve for unpaid losses and loss adjustment expenses as of December 31, 2009. In your revised disclosure, specifically address how you considered these many years of only having favorable development in arriving at your December 31, 2009 reserve.

Reinsurance, page 38

3. Please refer to prior comment four. Your disclosure of the impact of ceded reinsurance on results of operations (i.e. $6.5 million in 2009, $6.1 million in 2008 and $7.9 million in 2007) excludes the impact of total ceded losses and loss adjustment expenses incurred. Please revise this presentation to include these amounts. Also, describe and quantify the factors underlying changes in ceded reinsurance on your results of operations for each period presented, particularly the factors underlying changes in total ceded losses and loss adjustment expenses incurred.

4. Please refer to prior comment five. Please disclose the information provided in your response that relates to the methods and assumptions used to determine reinsurance recoverable.

Schedule 14A Filed April 22, 2010

5. We have reviewed your response to prior comment one of your response letter, dated June 8, 2010. In your amended Form 10-K for the year ended December 31, 2009, please amend and restate Item 11 of Form 10-K to expand your disclosure to include the information included in your response concerning Erwin Chilin.

Please contact Frank Wyman, Staff Accountant at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant